Exhibit 11


                 IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


GREENWAY PARTNERS, L.P.,            )
GREENTREE PARTNERS, L.P.,           )
GREENHOUSE PARTNERS, L.P.,    )
GREENHUT, L.L.C., GREENBELT   )
CORP., GREENSEA OFFSHORE,     )   C.A. No.
L.P., GREENHUT OVERSEAS,            )     ------------------
L.L.C., ALFRED D. KINGSLEY          )
and GARY K. DUBERSTEIN,       )
                                    )
                  Plaintiffs,       )
                                    )
      v.                            )
                                    )
INLAND STEEL INDUSTRIES, INC.,      )
A. ROBERT ABBOUD, ROBERT J.   )
DARNALL, JAMES A. HENDERSON,  )
ROBERT B. McKERSIE, LEO F.          )
MULLIN, JEAN-PIERRE ROSSO,    )
JOSHUA I. SMITH, NANCY H.           )
TEETERS and ARNOLD R. WEBER,  )
                                    )
                  Defendants.       )


                               VERIFIED COMPLAINT
                               ------------------


            Plaintiffs Greenway Partners, L.P., Greentree Partners, L.P., Greenhouse Partners, L.P., Greenhut, L.L.C., Greenbelt Corp., Greensea Offshore, L.P., Greenhut Overseas, L.L.C., Alfred D. Kingsley and Gary K. Duberstein (collectively, "Greenway"), by their undersigned attorneys, allege upon knowledge with respect to themselves and their own acts and upon information and belief as to all other matters as follows:

                                NATURE OF ACTION
                                ----------------

            1. This action for injunctive relief arises out of a "Dutch auction" self-tender offer (the "Self-Tender Offer") scheduled to close at midnight on Friday, August 14, 1998. Pursuant to this Self-Tender Offer, defendant Inland Steel Industries, Inc. ("Inland Steel" or the "Company") seeks to wrongfully coerce plaintiffs, who own approximately 9.7% of the Company's common stock, into tendering their common stock to the Company. If plaintiffs do not tender their shares at the lowest possible price provided for by the Dutch auction or at the price to be determined by the Company and other shareholders as a result of the Dutch auction, then solely as a result of the Company's consummation of the Self-Tender Offer plaintiffs' ownership of common stock will rise above 10% and the Company's Board of Directors could immediately declare plaintiffs to be an "Adverse Person" under the Company's poison pill shareholder rights plan (the "Poison Pill").

            2. Unless the Court enjoins the Self-Tender Offer, plaintiffs forever will be deprived of any opportunity to make a free, non-coerced choice on the merits of the Self-Tender Offer, including whether to tender any shares, and, if so, how many shares and at what price or prices. Instead, plaintiffs will be forced to tender their shares at the lowest possible price provided for by the Dutch auction or at the price to be determined by the Company and other shareholders as a result of the Dutch auction. Plaintiffs will be forced to tender at this price for reasons other than the merits of the Self-Tender Offer i.e., to evade the threat unique to plaintiffs of being dragged across the 10% Poison Pill threshold solely by the Company's purchase of its shares from other stockholders pursuant to the Company's Self-Tender Offer.

            3. The Company has refused to assure plaintiffs that the Company will not contend that plaintiffs will have crossed the 10% Poison Pill threshold by reason of the Company's Self-Tender Offer. When asked why the Company could not provide this assurance, the Company's Chief Financial Officer stated: "We don't see what's in it for us."

            4. No Delaware court ever has sanctioned the conduct that defendants are engaged in here: the joint use of a Poison Pill and a Self-Tender Offer to coerce shareholders to sell their shares to the Company.

                                     PARTIES
                                     -------

            5. Plaintiffs (collectively referred to as "Greenway") own 4,783,300 shares of the Company's common stock, representing approximately 9.7% of the outstanding shares of the Company's common stock. Plaintiffs have been investors in the Company since 1995, have been shareholder activists seeking to enhance the value of the Company for all shareholders, and have submitted shareholder proposals in connection with the Company's 1997 and 1998 annual meetings.

            6. Defendant Inland Steel is a corporation incorporated under the laws of the State of Delaware and is engaged (through subsidiaries) in the business of metals distribution and processing. As of the close of business on July 17, 1998, there were 49,226,317 outstanding shares of Inland Steel common stock.

            7. Defendants A. Robert Abboud, Robert J. Darnall, James A. Henderson, Robert B. McKersie, Leo F. Mullin, Jean-Pierre Rosso, Joshua I. Smith, Nancy H. Teeters and Arnold R. Weber are directors of the Company.

                               FACTUAL BACKGROUND
                               ------------------

A.    The Self-Tender Offer.

            8. On July 20, 1998, Inland Steel commenced an offer (the "Self-Tender Offer") to purchase up to 25,500,000 shares (approximately 51% of all outstanding shares) of its common stock pursuant to a procedure commonly referred to as a "Dutch auction." (A copy of the Offer to Purchase describing the terms and conditions of the Self-Tender Offer is attached hereto as Exhibit A.)

            9. Pursuant to the Self-Tender Offer, the Company has committed to purchase up to 25,500,000 shares at a single per share price not greater than $34 nor less than $30 per share (the "Purchase Price"). The Company will select the lowest price between $30 and $34 per share that will allow the Company to purchase 25,500,000 shares. The Company will pay the Purchase Price for all shares tendered at prices at or below the Purchase Price. If more than 25,500,000 shares are tendered at or below the Purchase Price, then the Company will purchase all such shares on a pro-rated basis. For example, if 25,500,000 shares are tendered at prices ranging from $30 to $32 per share and 10 million shares are tendered at prices above $32 per share, then the Company will purchase 25,500,000 shares at a price of $32 per share.

            10. Greenway also owns approximately 360,100 shares of Ryerson Tull, Inc. ("Ryerson Tull"), an 87% owned subsidiary of the Company. According to the Company's Offer to Purchase, Greenway may receive from the Company additional shares of common stock in connection with Greenway's holdings of Ryerson Tull shares on terms yet to be determined.

            11. Because of the nature of a Dutch auction tender offer, each stockholder seeking to tender shares in response to the Company's offer must (i) specify the price (not greater than $34 nor less than $30 per share) at which the stockholder is willing to have the Company purchase shares, or (ii) elect to have its shares purchased at a price determined by the Dutch auction tender process, which could result in all of such person's shares being purchased at the minimum price of $30 per share. (A copy of the form to be submitted by stockholders to the Company in order to participate in the Self-Tender Offer is attached hereto as Exhibit B.)

            12. The Company's Self-Tender Offer will close at midnight on Friday, August 14, 1998, unless extended.

            13. Because the Company will purchase approximately 51% of its outstanding shares (assuming that 25,500,000 shares are validly tendered and not withdrawn), the proportionate interest in the Company's outstanding common stock held by stockholders who determine not to tender their shares necessarily will increase. Thus, if Greenway does not tender any of its shares then Greenway' proportionate interest in the Company's outstanding common stock will almost double if other shareholders tender 25,500,000 shares.

B.    The Company's Poison Pill.

            14. On November 25, 1997, the Company adopted its Poison Pill. All stockholders hold one right per each share of the Company's common stock. (A copy of the Company's news release and Form 8-A describing the Poison Pill, and a copy of the Poison Pill itself, are attached hereto as Exhibit C.)

            15. The rights will separate from the Company's shares of common stock and will be distributed upon the occurrence of any of the following triggering events (the "Triggering Events"):

                  (a) The acquisition by any "Acquiring Person" of 20% or more of the shares of the Company's common stock; or

                  (b) A declaration by the Board of Directors of the Company that a person who is the beneficial owner of 10% or more of the outstanding common stock of the Company is an "Adverse Person" based on a determination that

                        (i) "such Beneficial Ownership by such Person is intended to cause the Company to repurchase the shares of Common Stock beneficially owned by such Person or to cause pressure on the Company to take action or enter into a transaction or series of transactions intended to provide such Person with short-term financial gain under circumstances where the Board of Directors determines that the best long-term interests of the Company and its stockholders would not be served by taking such action or entering into such transaction or series of transactions at that time" or

                        (ii) "such Beneficial Ownership is causing or reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of the Company's ability to maintain its competitive position) on the business or prospects of the Company to the detriment of the Company's stockholders."

            16. Following the occurrence of any Triggering Event, each right not owned by an Acquiring Person or an Adverse Person entitles its holder to purchase, at the right's then current exercise price, shares of the Company's common stock having a value of twice the right's then current exercise price (the "Flip-In Provision"). If any person has become an Acquiring Person or an Adverse Person and the Company subsequently is involved in certain transactions after which the Company ceases to exist, then each right will entitle its owner to purchase, at the right's then current exercise price, shares of common stock of the acquiring company having a value of twice the right's then current exercise price (the "Flip-Over Provision").

            17. In sum, the Company's Poison Pill has a subjective and objective trigger. Once a shareholder acquires 10% of the Company's outstanding common stock, the Board of Directors can pull the subjective trigger and determine that such person is a Adverse Person and trigger the flip-in poison of the Company's Poison Pill. Any shareholder who acquires (or seeks to acquire pursuant to a tender offer) 20% or more of the Company's outstanding common stock immediately becomes, without any required Board action, an "Acquiring Person" and triggers the flip-in poison of the Company's Poison Pill.

            18. Because Greenway currently owns 9.7% of the Company's outstanding common stock, additional purchases of common stock by Greenway will take it over the 10% Poison Pill threshold and would place Greenway in immediate jeopardy that the Board could, at any time, declare Greenway to be an Adverse Person under the Poison Pill and thus trigger the flip-in poison of the Company's Poison Pill. Greenway always has been careful not to take any step that would cause Greenway's ownership of the Company's stock to cross the 10% Poison Pill threshold because Greenway knows full well the consequences of the flip-in poison of the Company's Poison Pill.

C. The Company Refuses Plaintiffs'
   Request For Clarification.

            19. Promptly after learning of the Self-Tender Offer, Greenway asked the Company for assurance that any increase in the proportionate share of the outstanding common stock held by Greenway solely as a result of the consummation of the Company's Self-Tender Offer, and not as a result of any additional purchases of common stock by Greenway, would not place Greenway in a position in which the Company's Board of Directors could declare Greenway to be an Adverse Person because Greenway then would own more than 10% of the outstanding common stock of the Company. This information, which is not contained in the Company's Offer to Purchase, is absolutely vital to any decision by Greenway with respect to whether or not to tender shares and, if so, how many shares and at what price or prices. Without an assurance of this type, Greenway has no realistic choice but to tender its shares at the lowest possible price provided for by the Dutch auction or at the price to be determined by the Company and other shareholders as a result of the Dutch auction.

            20. On July 29, 1998, and after the Company failed to respond to oral requests made over the course of several days for this information, Greenway sent a letter to the Company stating, in part, as follows:

                  Under Sections 1(b) and 11(a)(ii)(B) of the Company's November
            25, 1997 Rights Agreement, the Board of Directors of the Company may declare a stockholder to be an "Adverse Person" if, among other things, the Board determines that the stockholder is "the Beneficial Owner of a number of shares of Common Stock which the Board of Directors of the Company determines to be substantial (which number of shares shall in no event represent less than 10% of the outstanding shares of Common Stock)."

                  The Greenway Group beneficially owns 4,783,300 shares of
            Common Stock, representing approximately 9.7% of the outstanding shares of Common Stock. Given all of the variables involved in the Company's "Dutch" auction tender, including choice of price, number of shares tendered and tax considerations (by the Greenway Group and all other stockholders), the Greenway Group may become the beneficial owner of in excess of 10% of the outstanding shares of Common Stock as a result of the consummation of the Offer. According to the Offer, the Greenway Group also may receive from the Company additional shares of Common Stock in respect of our holdings of shares of Ryerson Tull on terms yet to be determined.

                  Please confirm by counter-signing this letter and returning it by August 3, 1998 that, notwithstanding the consummation of the transactions contemplated by the Offer or a subsequent transaction by the Company involving Ryerson Tull, the Greenway Group will not become "the Beneficial Owner of a number of shares of Common Stock which the Board of Directors of the Company determines to be substantial" or be declared an "Adverse Person" so long as the Greenway Group does not acquire beneficial ownership of any shares of Common Stock in excess of the 4,783,300 shares of Common Stock beneficially owned by the Greenway Group plus such shares of Common Stock which may be received in respect of any shares of Ryerson Tull that may be owned by the Greenway Group.

(A copy of the letter is attached hereto as Exhibit D.)

            21. Greenway received no written response from the Company to its letter. Rather, late in the afternoon, on Monday, August 3, 1998, the Company's Chief Financial Officer, J.M. Gratz, called plaintiffs Alfred D. Kingsley and Gary

K. Duberstein. Mr. Gratz refused to provide any assurance with respect to whether Greenway would be deemed a 10% shareholder for purposes of the Company's Poison Pill solely as a result of any increase in Greenway's proportionate ownership of the Company's common stock following the consummation of the Self-Tender Offer. When pressed why the Company would not provide such clarification so that Greenway could make a decision with respect to the outstanding Self-Tender Offer on an informed basis and without wrongful coercion, Gratz replied: "We don't see what's in it for us."

                                IRREPARABLE HARM
                                ----------------

            22. Absent temporary, preliminary and permanent injunctive relief, Greenway will suffer irreparable harm. Greenway will be forced to tender all of its shares at the lowest price provided for in the Self-Tender Offer. Greenway forever will be deprived of any opportunity to make a free, non-coerced choice on the merits of the Self-Tender Offer, including whether to tender any shares, and, if so, how many shares and at what price or prices.

                                CLAIM FOR RELIEF
                                ----------------

            23. Plaintiff incorporates by reference each of the allegations set forth above as if set forth in full herein.

            24. Each of the Company's directors owes the Company's shareholders, including Greenway, fiduciary duties to, among other things, manage the affairs of the corporation with due care and with loyalty and in good faith and to disclose fully and fairly all material information relevant to the Company's Self-Tender Offer, and not to engage in wrongful coercion.

            25. As alleged in detail above, defendants have breached their fiduciary duties owed to plaintiffs by, inter alia:

            (a) Wrongfully and inequitably coercing Greenway into tendering its shares into the Self-Tender Offer at the lowest possible price provided for by the Dutch auction or at the price to be determined by the Company and other shareholders as a result of the Dutch auction, not for reasons related to the merits of the Self-Tender

                  Offer but rather to avoid being deemed by the Company to have triggered the 10% threshold of the Company's Poison Pill and thereby allowing the Company to declare plaintiffs an Adverse Person under the terms of the Company's Poison Pill;

            (b) Implementing a scheme to drag plaintiffs, involuntarily, over the 10% threshold of the Company's Poison Pill, solely as a result of actions taken by the Company, so that the Board of Directors can at any time declare Greenway to be an "Adverse Person" and thus trigger a release of the flip-in poison of the Company's Poison Pill; and

            (c) Failing to disclose in the Self-Tender Offer or in response to Greenway's inquiries whether or not an increase in Greenway's ownership of the Company's common stock above 10%, solely as a result of the Company's consummation of the Company's Self-Tender Offer, will be deemed by the Company to trigger the 10% threshold of the Company's Poison Pill.

            26. Plaintiffs have no adequate remedy at law.

            WHEREFORE, plaintiffs respectfully demand judgment against defendants as follows:

            (a) Temporarily, preliminarily and permanently enjoining the Company and the individual defendants, their agents and employees, and anyone acting on their behalf, from taking any steps to purchase shares or otherwise consummate the Self-Tender Offer, unless the Company agrees that plaintiffs will not be deemed to be an "Adverse Person" so long as Greenway does not acquire beneficial ownership of any shares of the common stock of the Company in excess of the 4,783,300 shares of common stock already beneficially owned by Greenway or additional shares of common stock of the Company that may be received in connection with any shares of Ryerson Tull owned by Greenway;

            (b) Temporarily, preliminarily and permanently enjoining the Company and the individual defendants, their agents, employees and anyone acting on their behalf, from taking any steps to purchase shares or otherwise consummate the Self-Tender Offer unless and until full, accurate and complete disclosure is made concerning whether or not any increase in the proportionate ownership of the outstanding common shares by plaintiffs as a result of the consummation of the Self-Tender Offer will be deemed by the Company to trigger the 10% threshold in the Company's Poison Pill;

            (c)   Awarding attorneys' fees and other costs; and

            (d) Granting such other and further relief as the Court deems just and appropriate.


                                    MORRIS, NICHOLS, ARSHT & TUNNELL


                                    -------------------------------
                                    A. Gilchrist Sparks, III
                                    Alan J. Stone
                                    Jessica Zeldin
                                    P.O. Box 1347
                                    1201 North Market Street
                                    Wilmington, DE  19899
                                    (302) 658-9200
                                      Attorneys for Plaintiffs

OF COUNSEL:

Joseph Allerhand
Stephen A. Radin
WEIL, GOTSHAL & MANGES LLP 767 Fifth Avenue New York, NY 10153
(212) 310-8000



August 5, 1998